[Correspondence to the SEC]

BLUEGATE CORPORATION

Memorandum of Responses to SEC Comment letter dated April 1, 2010

SEC comment 1 – Cover Page

1. Please revise to include the amendment number. Refer to Rule 470 of the Securities Act.

Bluegate response to comment 1 -

The cover page has been revised to include the amendment number.

SEC comment 2 – Cover Page

2. Please revise your SIC number (it appears it should be 7389) or advise.

Bluegate response to comment 2 –

The SIC number has been revised to 7389.

SEC comment 3 – Cover Page

3. Please revise to check the appropriate box regarding your filing status as a smaller reporting company.

Bluegate response to comment 3 –

The cover page has been revised and the appropriate box regarding our filing status as a smaller reporting company has been checked.

SEC comment 4 – Cover Page

4. We note that you have included the delaying amendment language contemplated by Rule 473 under the Securities Act on the cover page of the registration statement. Please note, however, that the delaying amendment language you have included is not applicable to a post-effective amendment. Refer to Section 8(c) of the Securities Act.

Bluegate response to comment 4 –

The delaying amendment language contemplated by Rule 473 has been deleted.

BLUEGATE CORPORATION

SEC comment 5 – Exhibits

5. Please revise to incorporate by reference your previously filed legal opinion.

Bluegate response to comment 5 –

The previously filed legal opinion has been incorporated by reference.